

February 16, 2009

1. **ATTN. MR. JAY WEBB, REVIEWING ACCOUNTANT**

2. **DIVISION OF CORPORATION FINANCE**
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Ituran Location and Control Ltd.
           Form 20-F for fiscal year ended December 31, 2007
           Filed: June 30, 2008
           File No. 001-32618

Ladies and Gentlemen:

This letter is submitted on behalf of Ituran Location and Control Ltd., in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Annual Report on Form 20-F for the year ended December 31, 2007 (the "**2007 20-F**").

Our numbered responses below correlate to the numbers in Staff comment letter dated January 27, 2009.

1.   In response to Staff's comment, please note that even though the Company disclosed in its 2007 20-F that it identified three (3) material weaknesses in its internal control over financial reporting, specifically in its subsidiary in Brazil, on a consolidated basis, the Company was able to institute effective control procedures to ensure that it meets the criteria under Rule 13a-15.

      Whereas to the various procedures, in order to mitigate the abovementioned material weaknesses Ituran Location and Control Ltd. designated an official who on an ongoing basis specifically gathers all the financial information, including but not limited to monthly and quarterly reports and supporting documents from its subsidiaries and their auditors, and then implements thorough control procedures, in addition to comparisons, checks, examinations, analyses, reviews and conduction of higher frequent checks–on a monthly basis, to ascertain, verify and audit the information provided to him. Hence, it is our opinion that the control procedures maintained by the Company of its subsidiaries' financial reporting, especially of Ituran Brazil's, as well as the comparisons and checks in order to ascertain, verify and audit the information provided to it by the subsidiaries, constitute effective control procedures, in spite of the three (3) material weaknesses identified in the subsidiaries' internal control over financial reporting.

      Further, Ituran Brazil designated a team of professional personnel specifically in order to overcome the three (3) material weaknesses in its internal control over financial reporting, and designed and applied technology improvements to the systems so as to enhance the design and operation of controls.



In addition, the Company is taking and will take in the near future additional control procedures, such as further technology improvements to our accounting processes that shall help us strengthen our design and operation of controls, ensuring that account analyses and reconciliations are completed accurately, timely and with proper management review through improvement of our quality control reviews, specifically in the accounting function, and formalizing and expanding the documentation of the Company's procedures for review and oversight of financial reporting.

The Company believes that it meets the criteria set forth by Rule 13a-15 to have implemented effective disclosure controls and procedures to enable it to timely record, process, summarize and report the information within the time specified by the Commission's rules.

Notwithstanding the abovementioned, we are committed to continuing to improve our internal control processes in the future and will diligently and vigorously review our financial reporting controls and procedures.

2.   In response to Staff's comment, in light of the definition of the term "disclosure control and procedures" under Rule 13a-15 being "controls and other procedures of an issuer that are designed to ensure that information required to be disclose by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms... designed to ensure that the information required to be disclosed by an issuer in the reports it files or submits under the Act is accumulated and communicated to the issuer's management... to allow timely decisions regarding required disclosure", we conclude that our disclosure and procedures were effective.

Whereas in sections 6 to 8 to our response letter to the SEC comments dated December 14, 2008 we provided clarifications to the SEC comments rather than revisions to our annual report since such revisions were not required, the revisions we ought to provide pursuant to sections 5, 6 and 9 will not affect our control procedure.

3.   In response to Staff's comment, the Company will revise its future filings of the disclosures detailed in Item 15T Controls and Procedures so that they will be detailed in Item 15 of Form 20-F.

4.   In response to Staff's comment, our auditors have revised their report, which is attached hereto.

5.   In response to Staff's comments, the draft audit report we provided is presented on "Mazars" letterhead and refers to "Mazars Argentina" since "Estudio Urien & Asociados" is a member of "Mazars", which is an international organization specialized in auditing, accounting, tax and advisory services. As evidence, at www.mazars.com (Mazars official homepage), upon clicking "Argentina", one can find "Estudio Urien & Asociados". Nevertheless, on future filings from now on we will identify the auditor's name as "Estudio Urien & Asociados".

6.   In response to Staff's comment, Estudio Urien & Asociados contacted Mr. Kevin Stout in order to receive further clarification on the credential process. Mr. Kevin Stout made several enquiries with Estudio Urien & Asociados regarding their role in Ituran Location and Control Ltd.'s engagements. Currently we are waiting for comments.



The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions about this response, please feel free to call the undersigned at +972-3-557-1346

Sincerely,

Eli Kamer

Chief Financial Officer

Ituran Location and Control Ltd.



Fahn Kanne
Grant Thornton

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES**

Fahn Kanne & Co.
Head Office
Levinstein Tower
23 Menachem Begin Road
Tel-Aviv 66184, ISRAEL
P.O.B. 36172, 61361

T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of **Ituran Location and Control Ltd. (the "Company") and its subsidiaries** as of December 31, 2007 and 2006, and the related consolidated statements of income, statements of changes in shareholders' equity and statements of cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the 2007 and 2006 financial statements of two subsidiaries, whose assets included in the consolidation constituted approximately 18% and 20% of total consolidated assets as of December 31, 2007 and 2006, respectively, and whose revenues included in the consolidation constituted approximately 33% and 32% of total consolidated revenues for the years ended December 31, 2007 and 2006, respectively. The financial statements of these subsidiaries were audited by other independent auditors, whose reports have been furnished to us. Our opinion, insofar as it relates to the amounts included in respect of these companies, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 30, 2008 expressed an adverse opinion thereon.

Fahn Kanne & Co.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
June 30, 2008

**Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd**